SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PERION NETWORK LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

 (Title of Class of Securities)

M78673106

 (CUSIP Number)

Dror Erez
c/o Conduit Ltd.
5 Golda Meir Street, Park Ta'asiyot Hamada
Ness-Ziona, Israel 74140
Telephone: +972-8-946-1713

with a copy to:

Ariel Aminetzah, Adv.
Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat Gan, Israel 52506

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M78673106
1.	NAMES OF REPORTING PERSONS Dror Erez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,843,163 (1)
	9.	SOLE DISPOSITIVE POWER 9,843,163
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,843,163
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Voting power with respect to the Issuer’s ordinary shares held by the Reporting Person is shared by the Reporting Person due to his voting commitments to the Issuer for a period of time under the Standstill Agreement described in Item 6 below.

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”) of Perion Network Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at 4 HaNechoshet Street, Tel Aviv, Israel 69710.

This Statement is being filed by the Reporting Person (as defined in Item 2 below) to report his receipt, on January 2, 2014, of 9,843,163 Ordinary Shares (the “Shares”), which provided him beneficial ownership of greater than five percent (5%) of the issued and outstanding Ordinary Shares. The Shares were issued to the Reporting Person in exchange for all of his shares of ClientConnect Ltd., an Israeli company (“ClientConnect”) upon the closing of the transactions described in the Share Purchase Agreement (the “Share Purchase Agreement”), dated as of September 16, 2013, by and among the Issuer, Conduit Ltd., an Israeli company (“Conduit”), and ClientConnect.  The shares of ClientConnect surrendered by the Reporting Person at the foregoing closing had been issued to him by Conduit pursuant to Conduit’s spin-off of the business of ClientConnect to its shareholders (including the Reporting Person), pursuant to a Split Agreement, dated as of September 16, 2013, by and between Conduit and ClientConnect.

Item 2.  Identity and Background.

(a)             Name:                      This Statement is being filed by Dror Erez, an individual (the “Reporting Person”).

(b)            Residence or Business Address: c/o Conduit Ltd., 5 Golda Meir Street, Park Ta'asiyot Hamada, Ness-Ziona, Israel 74140.

(c)            Present Principal Occupation/Employment: The Reporting Person’s principal occupation is serving as Chief Technology Officer of Conduit. He also serves as a director of each of Conduit and the Issuer. Conduit is a global internet company that develops applications for publishers that provide new ways to engage their users. The principal address of Conduit’s offices at which the Reporting Person serves in his capacity as Chief Technology Officer is set forth in paragraph (b) of this Item 2 above.

(d)           Criminal Proceedings:  During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship: Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

The exchange and surrender by the Reporting Person of his shares of ClientConnect to the Issuer pursuant to the Share Purchase Agreement served as the primary consideration whereby the Reporting Person acquired the Shares from the Issuer.  No cash consideration was paid by the Reporting Person under the Share Purchase Agreement. As part of the transactions contemplated under the Share Purchase Agreement, the Reporting Person became bound by the terms and conditions of the Lock-Up Arrangements (as defined in Item 6 below), which restrict the Reporting Person’s (and all other former ClientConnect shareholders’) right to sell Ordinary Shares acquired pursuant to the Share Purchase Agreement for a period of time following the closing thereunder. As additional consideration for the issuance to him of the Shares, the Reporting Person furthermore agreed to be bound by the terms and conditions of (i) the Standstill Agreement (as defined in Item 6 below); and (ii) the Registration Rights Undertaking (as defined in Item 6 below).

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only.

As of the filing of this Statement, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from the NASDAQ Global Market or any other national securities exchange on which they may be listed in the future or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 67,277,582 Ordinary Shares outstanding as of January 2, 2014, immediately following the closing under the Share Purchase Agreement, based on outstanding share information provided to the Reporting Person by the Issuer in response to his inquiry.

(a)           The Reporting Person beneficially owns 9,843,163 Ordinary Shares of the Issuer (consisting of the Shares acquired by him upon the closing under the Share Purchase Agreement), representing approximately 14.6% of the issued and outstanding share capital of the Issuer.

(b)           The Reporting Person possesses shared power to vote and direct the vote (which is shared with the Issuer pursuant to the voting commitments of the Reporting Person under the Standstill Agreement that serves as Exhibit 2 to this Statement), and sole power to dispose or to direct the disposition of, the 9,843,163 Ordinary Shares that he currently beneficially owns.

(c)           Other than the Reporting Person's acquisition of the Shares (as described in Item 1 above), no transaction in Ordinary Shares of the Issuer has been effected by the Reporting Person during the last 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Arrangements

Schedule 5.1(b) to the Share Purchase Agreement provides for certain restrictions (referred to herein as the “Lock-Up Arrangements”) that limit the Reporting Person’s (and all other former ClientConnect shareholders’) right to sell Ordinary Shares acquired pursuant to the Share Purchase Agreement following the closing thereunder, which occurred on January 2, 2014 (the “Closing”).  Under the Lock-Up Arrangements, each former shareholder of ClientConnect (including the Reporting Person) may not sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of, and of the Ordinary Shares issued to him, her or it during the 181 day period (the “Initial Post-Closing Period”) following the Closing.  During the period beginning on the 182nd day following the Closing and ending on the 730th day following the Closing (the “Intermediate Period”), each former ClientConnect shareholder (including the Reporting Person) may transfer (subject to applicable securities laws restrictions, if any) up to an aggregate of 10% of the Ordinary Shares issued to him, her or it at the Closing (the “Base Released Shares”); provided, however, that any such shareholder shall in no event transfer more than an aggregate of 33% of the Base Released Shares in any consecutive four (4) week period during the Intermediate Period.  Following the Intermediate Period, each former ClientConnect shareholder (including the Reporting Person) will be free to transfer any Ordinary Shares acquired by him, her or it pursuant to the Share Purchase Agreement (subject to applicable securities laws restrictions, if any).

Certain leniencies to the above-described transfer restrictions apply under the Lock-Up Arrangements if the closing price per share of the Ordinary Shares on the NASDAQ Global Market (or such other stock exchange or trading system as shall be from time to time the primary exchange or trading system on which the Ordinary Shares are then traded) (the “Closing Price”) achieves certain levels following the Closing.  If the Closing Price equals or exceeds $15.00, $18.50 or $22.00 (in each case, as adjusted for any stock splits, cash dividends, stock dividends, combinations, recapitalizations or the like) for any 10 consecutive trading days beginning at any time after the Closing, then during the Intermediate Period, a former ClientConnect shareholder (including the Reporting Person) may transfer (in lieu of the percentage described in the previous paragraph, and subject to applicable securities laws restrictions, if any) up to 33%, 67% or 100% (in those respective cases) of the Ordinary Shares issued to him, her or it at the Closing (subject to applicable Israeli tax restrictions) (the “Enhanced Released Shares”), so long as the shareholder does not transfer more than an aggregate of 33% of the Enhanced Released Shares in any consecutive four (4) week period during the Intermediate Period.

The transfer restrictions described in the foregoing two paragraphs may also be relaxed based on the determination of a reputable investment banking firm that serves as advisor to the Issuer, as well under certain other circumstances, including: (i) upon the closing of an offering in which holders of Ordinary Shares have participated pursuant to their “piggyback” registration rights under the Registration Rights Undertaking (as described in the paragraphs below); (ii) any person (excluding any former ClientConnect shareholder or any person who is subject to transfer restrictions identical to those set forth in the Lock-Up Arrangements) becomes the beneficial owner of 24.9% or more of the Issuer’s outstanding share capital; (iii) at such time that the total number of Ordinary Shares held by all former ClientConnect shareholders constitutes less than 20% of the issued and outstanding share capital of the Issuer; (iv) an issuance of Ordinary Shares or securities convertible into Ordinary Shares constituting 10% or more of the Issuer’s issued and outstanding share capital (as of immediately prior to the issuance), pursuant to an acquisition or a private placement by the Issuer, in which those Ordinary Shares are not subject to transfer restrictions that are at least as restrictive as those provided under the Lock-Up Arrangements; (v) in the event of a tender offer for Ordinary Shares; or (vi) in the case of any transfer other than a transfer through a stock exchange, provided that the transferee agrees in writing to be bound by the Lock-Up Arrangements, and, in each case, subject to applicable Israeli tax restrictions.

Standstill Agreement

Simultaneously with the execution of the Share Purchase Agreement by the parties thereto, the Reporting Person entered into a Standstill Agreement, dated as of September 16, 2013, in favor of the Issuer (the “Standstill Agreement”).  Under the Standstill Agreement, the Reporting Person agreed that effective as of the Closing under the Share Purchase Agreement and ending on the earlier of (i) the last business day preceding the 2015 annual shareholder meeting of the Issuer or (ii) December 30, 2015, the Reporting Person will not vote any of the Ordinary Shares held by him at any shareholders meeting of the Issuer in favor of (a) any change in the size of the Board of Directors of the Issuer (the “Perion Board”), (b) an amendment of the Articles of Association of the Issuer effecting any change to the staggered board structure of the Issuer as set forth in the Articles of Association of the Issuer (as of the date of the Standstill Agreement) or having the effect of shortening or terminating the term of service of any member of the Perion Board, and/or (c) shortening or terminating the term of service of any member of the Perion Board, in each case unless the Perion Board recommends an affirmative vote in favor thereof. The Reporting Person’s foregoing voting obligations under the Standstill Agreement will expire earlier than the dates described in the foregoing clauses (i) or (ii) if (x) any person (excluding any shareholder of Conduit as of the date of the Standstill Agreement and any person who is subject to similar standstill obligations) becomes the beneficial owner of 24.9% or more of the outstanding share capital of the Issuer, or (y) any of the matters described in the foregoing clauses (a), (b) or (c) is approved by the Issuer’s shareholders despite the Reporting Person's compliance with his obligations under the Standstill Agreement and the compliance with standstill obligations similar to those set forth in the Standstill Agreement by all other shareholders of the Issuer that are subject thereto.

Registration Rights Undertaking

The Issuer has agreed to provide certain registration rights to the former shareholders and option holders of ClientConnect (the “Holders”), including the Reporting Person, under a registration rights undertaking that it has entered into in their favor pursuant to Section 1.5(iv) of the Share Purchase Agreement (the “Registration Rights Undertaking”). Under the Registration Rights Undertaking, the Issuer has agreed that as soon as practicable following the filing of its Annual Report on Form 20-F for the 2013 fiscal year, and in any event within the earlier of (i) 30 days following the filing of such annual report and (ii) 150 days following the date of the Closing under the Share Purchase Agreement, the Issuer will file with the SEC a registration statement on Form F-3 (the “Purchase Agreement F-3”) registering the resale from time to time of Registrable Securities (as defined below) by former ClientConnect shareholders on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (including the Reporting Person) whose resales of Registrable Securities would otherwise be subject to volume limitations under Rule 144 under the Securities Act.

“Registrable Securities” is defined in the Registration Rights Undertaking as Ordinary Shares issued at Closing to the Holders (including Ordinary Shares issued or issuable upon exercise of options), and (ii) any and all securities issued or issuable with respect to the securities described in clause (i) above, upon any stock split, stock dividend or the like, or into which such Ordinary Shares have been or may be converted to or exchanged into in connection with any merger, consolidation, reclassification, recapitalization or similar event.

Under the Registration Rights Undertaking, the Issuer has also agreed to file, during the period from the expiration of the Purchase Agreement F-3 until three years have passed from the latest date until which the Purchase Agreement F-3 is required to be effective (as described above) (the “Shelf Registration Period”) a shelf registration statement in response to a request for the registration of Registrable Securities with an aggregate anticipated offering price of at least $2,000,000 by Holder(s) whose resales of Registrable Securities would otherwise be subject to volume limitations set forth in Rule 144 under the Securities Act (including the Reporting Person), who hold, in the aggregate, not less than 10% of the Registrable Securities then outstanding, (the “Shelf Registration Statement”).  In response to such a request, the Issuer is required to notify, in writing, all other Holder(s) whose resales of Registrable Securities would otherwise be subject to limitations set forth in Rule 144 under the Securities Act and to allow them to join in the registration request for a Shelf Registration Statement via written notice delivered to the Company within 15 days after delivery by the Company of its foregoing written notice.  The number of Shelf Registration Statements to be filed by the Issuer is limited to four during the Shelf Registration Period, and the Issuer’s obligation to file Shelf Registration Statements is furthermore subject to certain customary exclusions upon which the Issuer may rely.

The Registration Rights Undertaking also provides customary “piggyback” registration rights to any Holder (i) holding Registrable Securities that then constitute at least 3% of the issued and outstanding share capital of the Issuer at the time or (ii) whose Registrable Securities would not otherwise be freely tradable under Rule 144 under the Securities Act without volume limitation (each, a “3% Holder”).  Each 3% Holder shall be afforded such “piggyback” registration rights regardless of any contractual or other lock up arrangement that may apply to such Holder’s Registrable Securities (such as under the Lock-Up Arrangements) and regardless of whether such Holder is otherwise entitled to sell its Registrable Securities in the open market pursuant to Rule 144 under the Securities Act.  The number of “piggyback” registrations that the Issuer must effect under the Registration Rights Undertaking is unlimited.

The Issuer has agreed to use its commercially reasonable best efforts to keep each registration statement filed pursuant to the Registration Rights Undertaking effective until the earliest of (i) five years following the effectiveness thereof, (ii) the disposition of all Registrable Securities included in such registration statement and (iii) such time as all of the Registrable Securities included in such registration statement shall be permitted to be sold by the respective Holders thereof without registration and without any volume limitations set forth in Rule 144 under the Securities Act.

The Registration Rights Undertaking also includes customary, cross-indemnification undertakings by the holders (including the Reporting Person) and the Issuer with respect to material misstatements and omissions contained in the Registration Statement, and furthermore require that the Issuer maintain current public information as provided in Rule 144(c) under the Securities Act in order to enable the Holders (including the Reporting Person) to sell Registrable Securities in keeping with the requirements of such Rule 144.  The terms of the Registration Rights Undertaking, which serve as Exhibit 3 to this Statement, are incorporated by reference in this Item 6.

Other than as described in this Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1— Lock-Up Arrangements to which the former shareholders of ClientConnect Ltd. (“ClientConnect”) are subject, annexed as Schedule 5.1(b) to the Share Purchase Agreement (the “Share Purchase Agreement”), dated as of September 16, 2013, by and among Perion Network Ltd. (“Perion”), Conduit Ltd. (“Conduit”) and ClientConnect (incorporated by reference to Schedule 5.1(b) to the Share Purchase Agreement that is annexed as Exhibit 99.2 to the Report of Foreign Private Issuer furnished by Perion to the Securities and Exchange Commission (the “SEC”) on October 15, 2013)

Exhibit 2— Form of Standstill Agreement to which the Reporting Person is subject, annexed as Appendix E to the Share Purchase Agreement, dated as of September 16, 2013, by and among Perion, Conduit and ClientConnect (incorporated by reference to Exhibit 99.6 to the Report of Foreign Private Issuer furnished by Perion to the SEC on October 15, 2013)

Exhibit 3— Form of Registration Rights Undertaking by Perion in favor of the former shareholders of ClientConnect, annexed as Appendix C to the Purchase Agreement, dated as of September 16, 2013, by and among Perion, Conduit and ClientConnect (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer furnished by Perion to the SEC on October 15, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dror Erez DROR EREZ

Dated: January 13, 2014